VanEck Merk Gold Trust
2 Hanson Place
Brooklyn, NY 11217

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549 Attention: Sonia Bednarowski

Re:	VanEck Merk Gold Trust
Registration Statement on Form S-3
File No. 333-238022

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, VanEck Merk Gold Trust, a New York common law trust (the “Trust”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement, as amended to date, to become effective on May 19, 2020 at 4:30 p.m. EDT, or as soon thereafter as practicable.

The Trust acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Trust may not assert staff comments or the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Ms. Shoshannah D. Katz at (949) 623-3545. Should you have any questions or require any additional information with respect to this filing, please also contact Ms. Katz.

Thank you for your assistance and cooperation.

Best regards,

VANECK MERK GOLD TRUST

/s/ Axel Merk

By: Axel Merk

Title: Principal Executive Officer

(Merk Investments LLC, Sponsor)

cc: Shoshannah D. Katz, K&L Gates LLP